UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of September 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

PRESS RELEASE

Brazil

Veolia Water is awarded new contract by Petrobras, the Brazilian Oil & Gas company, to supply new water and reuse treatment station

Paris, September 15, 2009. The Brazilian oil company Petrobras has awarded Veolia Water’s subsidiary Veolia Water Solutions & Technologies, under a 50/50 joint venture with Enfil, a Brazilian water treatment engineering company, the complete supply and construction of a water treatment and reuse station at Abreu e Lima Refinery, in Ipojuca, Pernambuco State. The amount of this contract for Veolia Water is worth about 119 million Euros.

Currently under construction, the new refinery will produce primarily diesel fuel and will process heavy oil from Brazil and Venezuela.

The Abreu e Lima Refinery water treatment and reuse station will be able to provide 2100 m3 of filtered water per hour and 580 m3 of recycling water per hour for industrial use.

It is the twelfth project awarded by Petrobras to Veolia Water Solutions & Technologies Brazil, including in particular in the last few months the water treatment plant at the REPAR refinery, or the wastewater treatment plant at the REVAP refinery.

The Abreu e Lima Refinery water treatment plant will also reuse approximately one third of the water consumed by the refinery. It will include a series of five units providing increasingly advanced treatments, in order to produce boiler feed and demineralized water, plus a dewatering sludge unit.

Veolia Water Solutions & Technologies’ processes will include flocculation and counter-current lamella settling with MULTIFLO™, Multi Media Filters and Granular Activated Carbon, Electro Dialysis Reversal and Ion Exchange resin system. Commissioning activities are expected to start in 2011.

Commenting on the contract, Antoine Frérot, Chief Executive Officer of Veolia Water said, “Petrobras, one of the largest companies in the Oil & Gas sector worldwide, awarded Veolia Water a new significant contract that requires all our technical expertise in water and reuse treatments for industrial needs. We believe these solutions are crucial to help our client meeting the challenge of optimizing production costs and addressing environmental concerns”.

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 93,433 employees in 64 countries, Veolia Water provides water service to 78 million people and wastewater service to 53 million. Its 2008 revenue amounted to €12.6 billion. Veolia Water Solutions & Technologies is the technological subsidiary of

Veolia Water. Veolia Water Solutions & Technologies (VWS) is a world leader in engineering and technological solutions in water treatment for industrial companies and municipal authorities. VWS is also one of the world’s major design-build providers of water and wastewater treatment facilities. www.veoliawater.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 336,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €36,2 billion in 2008. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 (312) 552 2847

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary